Richard Wulff, Chief
Office of Small Business Review
December 17, 1999
Page 1

PAYSTAR COMMUNICATIONS CORPORATION
1110 West Kettleman Lane
Suite 48
Lodi, CA 95240
(209) 339-0484

July 17, 2000

Richard Wulff, Chief
Office of Small Business Review
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

     Re: PayStar Communications Corporation (the "Company")
     Form SB-2
     File No. 333-93919

Dear Mr. Wulff:

     Pursuant to Rule 477(a) of Regulation C, the Company hereby applies for an order granting the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-93919), together with all exhibits and amendments thereto. The registration statement was originally filed with the Securities and Exchange Commission on December 30, 1999, and amended on February 24, 2000, May 3, 2000, and May 11, 2000. The effective date of the registration statement was May 12, 2000.

     The Company had proposed to offer and sell 5,500,000 shares of Series A Preferred Stock to the public for $2.00 per share. The reason for the request for withdrawal is the Company's belief that the window of opportunity to sell the preferred shares in the offering has passed. The Company is also having difficulty registering the sale of the preferred shares in the states in which it intended to do so. The registration statement also registered 15,000 shares for resale by a selling shareholder. The offering by the Company was to have been self-underwritten. No securities have been sold under the registration statement and no selling efforts were made by the Company or the selling shareholder. No preliminary prospectuses were delivered to prospective investors by the Company or the selling shareholder.

     Accordingly, we hereby request that an order granting withdrawal of the registration statement be issued by the Securities and Exchange Commission as soon as possible.

     Sincerely,

     /s/ Jeff McKay, President

cc:  Ronald N. Vance, Esq.
     Donald J. Rinehart, Reviewer